Mail Stop 4561

March 19, 2009

Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
4100 Spring Valley Road
Dallas, TX 75244

> **Re:** **XFormity Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-23391**

Dear Mr. Rabin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief